July 5, 2016

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jason Fox

Re:         SEI Structured Credit Fund, LP (File No. 811-22107)

Mr. Fox:

This letter responds to comments given by you to SEI Global Services, Inc. (“SEI”), in its capacity as administrator for SEI Structured Credit Fund, LP (the “Fund”) in a telephone conversation on June 30, 2016. The comments relate to the Fund December 31, 2015 annual report to shareholders (the “Report”), filed by way of an amendment to the Fund’s Form N-CSR for the fiscal year ended December 31, 2015, originally filed with the Securities and Exchange Commission on March 10, 2016.

SEI provides the Fund with administrative and accounting services, officers and other personnel, and submits this response on behalf of the Fund. In connection with our response, we acknowledge that the Fund, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We have reproduced the substance of your comment below, followed by the Fund’s response.

SEC Comment: Was the audit opinion for the Report included in the original mailing of the Report to investors of the Fund?

SEI Response: The audit opinion was not included in the original mailing of the Report to investors of the Fund. Upon filing Form N-CSR/A, a copy of the audit opinion for the Report was mailed to investors of the Fund with instruction to retain a copy of the audit opinion with the Report.

Please contact Arthur Ramanjulu at (610) 676-3092 if you have any questions or comments.

Very truly yours,

/s/ Arthur Ramanjulu

Arthur Ramanjulu

Chief Financial Officer

cc:	Robert A. Nesher Russell Emery Timothy D. Barto